UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC
NO ACT
P.E 12-14-02
1-35

03010038

February 5, 2003

Eliza W. Fraser
Associate Corporate Counsel
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Act	1934
Section	
Rule	14A-8
Public Availability	2/5/2003

Re: General Electric Company
Incoming letter dated December 14, 2002

Dear Ms. Fraser:

This is in response to your letters dated December 14, 2002 and December 30, 2002 concerning the shareholder proposal submitted to GE by Earnest C. Newby. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

PROCESSED
FEB 25 2003
THOMSON
FINANCIAL

Martin P. Dunn
Deputy Director

Enclosures

cc: Earnest C. Newby
116 Pecan Way
Natchez, MS 39120

1934 Act, Section 14(a)
Rule 14a-8(i)(2),(3), (6), and (11)

Eliza W. Fraser
Associate Corporate Counsel

General Electric Company
3135 Easton Turnpike, Fairfield, CT 06828
203-373-2442 Fax: 203-373-3079
Dial Comm: 8 229-2442 Fax: 8*229-3079*

December 14, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Omission of Share Owner Proposal by Earnest C. Newby

Gentlemen and Ladies:

This letter is to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"), that General Electric Company ("GE" or the "Company") intends to omit from its proxy materials for its 2003 Annual Meeting the following resolution and its supporting statement (the "Newby Proposal"):

> RESOLVED: That the Shareholders of General Electric Company ('GE' or the 'Company') urge the board of Directors to seek shareholder approval for all compensation for Senior Executives and Board members not to exceed more than 25 times the average wage of hourly working employees.

A copy of the Newby Proposal is included as Exhibit A.

It is GE's opinion that the Newby Proposal is excludable under (i) Rules 14a-8(i)(2) and 14a-8(i)(6) because implementation of the Proposal would cause GE to violate the law and GE lacks the power or authority to implement the Proposal; (ii) Rule 14a-8(i)(3) because the Proposal is so vague and indefinite as to be excludable; and (iii) Rule 14a-8(i)(11) because the Proposal is "substantially duplicative" of a proposal from the Sisters of Charity of Cincinnati, which GE received earlier than the Newby Proposal and intends to include in GE's 2003

Proxy Statement, as revised to conform to Rule 14a-8(i)(3) (the "Sisters of Charity Proposal").

I. The Newby Proposal, If Implemented, Would Require GE to Violate the Law, and GE Lacks the Power or Authority to Implement the Proposal.

Rule 14a-8(i)(2) states that a company may omit a share owner proposal if implementation of the proposal would cause the company to violate any state, federal, or foreign law to which it is subject. The Newby Proposal relates not only to future compensation arrangements entered into by GE with its "Senior Executives," but also to compensation to be paid under existing incentive compensation arrangements. In effect, GE could not pay such compensation, if it would exceed "25 times the average wage of hourly working employees," without prior share owner approval. Currently, such compensation is not contingent, as to amount or timing, on such share owner approval. Since GE has outstanding contractual obligations to pay "Senior Executives" compensation pursuant to the compensation arrangements that are not currently subject to the "25-times" limit or a requirement of prior share owner approval, the Proposal would require GE to breach outstanding contractual obligations with its executive officers and, thus, violate state law.

The Newby Proposal on its face will of necessity have such retroactive effect. In the case of GE's outstanding compensatory arrangements, such arrangements would have to be terminated or amended. If such outstanding arrangements were unilaterally terminated or amended, GE would be in breach of its existing contractual obligations to the executive officers who are parties to those arrangements.

For example, the GE board of directors has authorized long-term incentive awards under the GE 1990 Long-Term Incentive Plan, as Amended and Restated (the "1990 Plan"), to various executive officers, which awards could well have a payout exceeding that permitted if the Newby Proposal were to be implemented. Such awards will be issued and outstanding by the time the Newby Proposal would be voted on by share owners, and in the beginning of a three-year award cycle. It is likely, therefore, that the Newby Proposal, if implemented, would have a retroactive effect on GE's outstanding compensatory arrangements, and GE could not unilaterally terminate or amend such arrangements to bring them into compliance with the Proposal without violating those contracts and, thus, state law.

The Staff of the Division of Corporation Finance (the "Staff") has consistently allowed omission of share owner proposals under Rule 14a-8(i)(2) that may require the breach of outstanding compensation-related contractual obligations. For example, in Sensar Corporation (May 14, 2001), the Staff permitted omission of a share owner proposal requiring that "[a]ll options reserved for officers and directors at the last shareholders meeting be rescinded and re-authorized," because the proposal may cause the company "to breach existing contractual obligations." Additionally, in International Business Machines Corporation (February 27, 2000), the Staff permitted omission of a share owner proposal that requested "termination and renegotiation of the grossly excessive retirement package" of the company's chief executive officer.

In numerous other letters, the Staff has also permitted registrants to exclude share owner proposals under Rule 14a-8(i)(2) if the implementation of such proposals might require the registrant to breach other types of outstanding agreements or otherwise violate state law. See, e.g., NetCurrents, Inc. (June 1, 2001) (permitting omission of a share owner proposal because it may cause the company "to breach existing employment agreements or other contractual obligations"); Whitman Corporation (February 15, 2000) (permitting omission of a share owner proposal because it may cause the company "to breach an existing contract"); Public Service Electric & Gas Co. (February 2, 1978) (permitting omission of a share owner proposal because the provision of employee benefits to share owners "could not be provided in a manner consistent with New Jersey statutory and case law"); and Pennsylvania Power & Light Co. (January 30, 1978) (permitting omission of a share owner proposal because the provision of employee benefits to share owners would "require the [c]ompany to make dividend distributions to the [c]ompany's shareholders which would be illegal under Pennsylvania law").

For all of the above reasons, GE believes that the Newby Proposal is excludable pursuant to Rule 14a-8(i)(2).

Similarly, Rule 14a-8(i)(6) provides that a company may omit a share owner proposal if the company would lack the power or authority to implement the proposal. As noted above, GE does not have the authority to unilaterally terminate or amend outstanding compensatory arrangements, including awards granted under the 1990 Plan. As such, GE lacks the power or authority to implement the Newby Proposal because the Proposal would compel GE to violate outstanding contractual obligations to its executive officers and, thus, state law.

The Staff has previously held that share owner proposals that require the company to breach outstanding contractual obligations may be omitted pursuant to Rule 14a-8(i)(6) because the company would lack the power or authority to implement the proposal. See, e.g., NetCurrents, Inc., supra; Sensar Corporation, supra; Whitman Corporation, supra. Accordingly, the Newby Proposal may be omitted from GE's proxy materials pursuant to Rule 14a-8(i)(6).

II. The Newby Proposal Also Is Excludable Because It Is So Vague and Indefinite as To Be Excludable Under Rule 14a-8(i)(3).

The Staff has also consistently taken the position that share owner proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading because neither the share owners nor the company's board of directors would be able to determine, with any reasonable amount of certainty, what action or measures would be taken if the proposal were implemented. See, e.g., The Proctor & Gamble Company (October 25, 2002) (permitting omission of a proposal requesting that the board of directors create a specific type of fund as vague and indefinite where the company argued that neither the shareholders nor the company would know how to implement the proposal); Philadelphia Electric Company (July 30, 1992) (permitting omission of a proposal regarding the creation of a committee of share owners because "the proposal is so inherently vague and indefinite" that neither the share owners nor the company would be able to determine "exactly what actions or measures the proposal requires"); and NYNEX Corporation (January 12, 1990) (permitting omission of a proposal relating to non-interference with the government policies of certain foreign nations because it is "so inherently vague and indefinite" that any company action "could be significantly different from the action envisioned by the shareholders voting on the proposal").

The Newby Proposal "urge[s] the board of Directors to seek shareholder approval for all compensation for Senior Executives and Board members not to exceed more than 25 times the average wage of hourly working employees." The Proposal is vague and indefinite because neither the share owners nor the Company's Board would be able to determine, with any reasonable amount of certainty, what action or measures would be taken if the proposal were implemented.

The Newby Proposal fails to define the critical terms of the Proposal -- i.e. "compensation" and "average wage" -- or otherwise provide guidance on how the Proposal should be implemented. For example, should the "compensation" of the "Senior Executives" be deemed to include non-salary compensation, or is the Proposal merely referring to salary? When the Proposal refers to "average wage" of "hourly working employees," is the Proposal referring to the "hourly wage" of such employees, or to the value of their total hourly compensation package, including benefits? The Proposal also curiously includes "Board members" even though it is clear from the supporting statement that the thrust of the Proposal is the compensation of "Senior Executives" as measured relative to that of lower paid employees at GE.

Similarly, the Newby Proposal is unclear as to whether awards under compensation arrangements, including the 1990 Plan, are included within the reference to "all compensation," when -- and with respect to what year -- are they included: the year of grant, exercise, or payout? And, how is their value to be measured? If "compensation" includes stock options, should their value be determined by reference to Black-Scholes, the spread, or some other formula? Should "benefits" be included in a given "Senior Executives" "compensation"? If so, which benefits should be included? If benefits are included, how should they be valued? By the cost of the benefits to GE or the value of the benefits to the "Senior Executives"? What about existing contractual commitments that the Company may have to a given "Senior Executive"? Certainly, the Company is not free to breach those contracts simply to keep within the prescribed pay disparity ratio. The Newby Proposal provides no guidance on these critical issues.

Lastly, what would the share owners be asked to approve if the allowable pay ratio were approached? Exceeding the ratio for a given "Senior Executive" for a given year? Or could the Company ask the share owners to approve in advance certain types of compensation, such as performance-based awards, under its compensation arrangements?

Accordingly, for the reasons stated above, the Proposal is so inherently vague and indefinite that it may be omitted from GE's proxy materials pursuant to Rule 14a-8(i)(3).

III. GE May Omit the Newby Proposal Under Rule 14a-8(i)(11) Because It Is Substantially Duplicative of the Sisters of Charity Proposal That GE Is Including in GE's 2003 Proxy Statement.

As more fully described in GE's separate letter to the Staff dated December 14, 2002, GE intends to include the Sisters of Charity Proposal in its 2003 Proxy Statement, revised to conform to the proxy rules. Because GE intends to include the Sisters of Charity Proposal in its Proxy Statement, GE asks the Staff to concur that GE may omit the Newby Proposal in its entirety under Rule 14a-8(i)(11) as "substantially duplicative" of the earlier received Sisters of Charity Proposal. GE received the Sisters of Charity Proposal on October 22, 2002, and the Newby Proposal on November 8, 2002.

The Newby Proposal focuses on what the proponent perceives to be "excessive" executive compensation at GE as measured by the disparity between the compensation of the Company's executives and those of the Company's lower paid employees. As such, GE believes that the Newby Proposal is "substantially duplicative" of the following Sisters of Charity Proposal that GE intends to include in its 2003 Proxy Statement, as revised to conform to the proxy rules:

> RESOLVED: shareholders request the Board's Compensation Committee to prepare and make available by January 1, 2004 a report (omitting confidential information and prepared at reasonable cost) to requesting shareholders comparing the total compensation of the company's top executives and its lowest paid workers both in this country and abroad on January 1, 1982, 1992 and 2002. We request the report include: statistics related to any changes in the relative percentage size of the gap between the two groups; the rationale justifying any such percentage change; whether our top executives' compensation packages (including options, benefits, perks, loans and retirement agreements) are 'excessive' and should be changed; as well as any recommendations to adjust the pay 'to more reasonable and justifiable levels.'

A copy of the Sisters of Charity Proposal is enclosed as Exhibit B.

Each of the Sisters of Charity and Newby Proposals focuses on the proponent's perceived issue of "excessive" executive compensation at GE as measured by the disparity between the compensation of the Company's executive officers and those of the Company's lower paid employees. Rule 14a-8(i)(11) states that, if a proposal is "substantially duplicative" of another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting, such subsequent proposal may be omitted from the company's proxy statement. The Commission has stated that Rule 14a-8(i)(11) was adopted, in part, to eliminate the possibility that share owners would have to consider two or more substantially identical proposals submitted by proponents acting independently of each other. See Exchange Act Release No. 34-12999 (November 22, 1976).

The Staff has consistently applied this exclusion to proposals that are identical to previously submitted proposals for the same meeting. See, e.g., AT&T Corp. (January 26, 1999) (two identical proposals received by company); The New Germany Fund, Inc. (May 8, 1998) (same); and Great Lakes Chemical Corporation (March 2, 1998) (same).

Proposals need not, however, be identical to be excludable under Rule 14a-8(i)(11). The Staff has consistently taken the position that proposals that have the same "principal thrust" or "principal focus" may be "substantially duplicative" even where such proposals differ as to terms and scope. See, e.g., Pacific Gas & Electric Co. (February 1, 1993) (applying the "principal thrust" and "principal focus" tests).

Implicit in Rule 14a-8(i)(11) is that the presence of two or more proposals in the same proxy statement that speak to the same core issue, but in different terms, creates a risk that, if each of the proposals were adopted by the share owners, the board of directors would not be left with a clear expression of share owner intent on the issue. Thus, while Rule 14a-8(i)(11) protects share owners from having to consider substantially similar proposals submitted by different proponents, it also protects the board of directors from being placed in a position where the board cannot, for all practical purposes, implement the share owners' will because the board does not have clear terms on which to proceed where duplicative proposals, while identical in subject matter, differ as to terms, breadth, or intended implementation. See, e.g., Centerior Energy Corporation (February 27, 1995) (proposals relating to (1) freezing executive compensation, (2) reducing executive compensation and eliminating executive bonuses, and (3) freezing annual executive salaries and eliminating executive bonuses were deemed to be "substantially duplicative" of a previous proposal placing ceilings on executive compensation, tying future executive compensation to future company performance, and eliminating executive bonuses and stock options); Pinnacle West Capital Corporation (March 16, 1993) (a proposal to tie any executive bonuses to the amount of dividends paid to share owners was substantially duplicative of a proposal to cease all executive bonuses until a dividend of at least $1.00 had been paid to share owners); Pacific Gas & Electric Company, supra (a proposal relating to the total compensation of the CEO was deemed to be substantially duplicative of previous proposals relating to tying non-salary compensation of management to performance indicators and requesting that ceilings be placed on future total compensation of officers and directors); Union Camp Corporation (January 24, 1990) (where both proposals requested that the company withdraw any investment in South Africa, but the second proposal also included "specific steps in implementing" the proposal, the Staff permitted exclusion of the second proposal on "substantially duplicative" grounds); and Proctor & Gamble Company (June 15, 1983) (second proposal, identical to a portion of a broader first proposal, was excluded on "substantially identical" grounds).

In other instances, the Staff has permitted exclusion of a proposal on "substantially duplicative" grounds where the proposals, while relating to the same topic, requested different board actions with respect to that topic. For example, in Monsanto Company (February 7, 2000), the company received two proposals, both of which the company interpreted as seeking to eliminate the company's classified board. The first proposal requested that the entire board be elected at every third annual meeting, and the second proposal requested that all of the directors be elected each year. The Staff, in permitting the company to exclude the second proposal from its proxy statement under Rule 14a-8(i)(11), noted that "shareholder approval of both proposals would require the board to choose between an annual and a triennial timetable for election of candidates for seats on a declassified board." Inclusion of both proposals in the proxy statement would likely confuse the share owners. In addition, if each proposal were approved by the share owners, it would be virtually impossible for the board to implement both proposals because each proposal requested a different action. See also American Electric Power Company (December 22, 1993) (one proposal recommended that the board institute a policy that the CEO's salary be no more than two times the salary of the President of the United States, the other proposal recommended that the board institute a policy that the CEO's salary be no more than 150% of the salary of the President of the United States).

The "principal thrust" or "principal focus" of each of the Sisters of Charity and Newby Proposals is what the proponents perceive to be "excessive" compensation paid to Company executives. In addition, each of the Proposals seeks to define what is considered excessive by reference to the disparity between executive compensation and the compensation paid to GE's lower paid employees.

The Sisters of Charity Proposal requests that the Board of Directors prepare a report addressing "whether [GE's] top executives' compensation packages (including options, benefits, perks, loans and retirement agreements) are 'excessive' and should be changed; as well as any recommendations to adjust the pay to more reasonable and justifiable levels." In doing so, the Sisters of Charity Proposal asks the Board to focus on the pay disparity between Company executives and GE's "lowest paid" workers by including in the report "statistics related to any changes in the relative percentage size of the gap" between the company's top executives and its "lowest paid" workers over a 20-year period.

Similarly, the Newby Proposal urges the Board to seek share owner approval "for all compensation for Senior Executives and Board members not to exceed more than 25 times the average wage of hourly working employees." Thus, the Newby Proposal also addresses the same pay disparity issue, but calls for specific action -- share owner approval of "excessive" pay.

In addition, the supporting statements contained in each of the Sisters of Charity and Newby Proposals make it clear that the proponents' "principal thrust" or "principal focus" is what they perceive to be "excessive" executive compensation at GE. The Sisters of Charity Proposal's supporting statement focuses specifically on whether the Company's "retirement agreements" are excessive. The Newby Proposal's supporting statement is very short, citing without authority the annual value of the retirement provisions included in Mr. Welch's retirement agreement.

Finally, the Sisters of Charity's supporting statement echoes that Proposal's reference "to more reasonable and justifiable levels" of executive compensation, by stating that GE's "pay scales should model justice and equity for all our workers." Similarly, the Newby Proposal admonishes "GE's Senior Management and Board of Directors [to] do a better job in conducting business concerning Top Management's retirement packages."

For the reasons discussed above, GE requests the Staff's concurrence that GE may omit the Newby Proposal under Rule 14a-8(i)(11) as "substantially duplicative" of the earlier received Sisters of Charity Proposal that GE will include in its 2003 Proxy Statement, as revised to conform to the proxy rules. If the Staff does not concur that the Newby Proposal may be omitted on Rule 14a-8(i)(11) grounds, GE requests that the Staff permit GE to exclude the Newby Proposal in its entirety under either Rules 14a-8(i)(2) and 14a-8(i)(6) or, alternatively, Rule 14a-8(i)(3).

* * *

Five additional copies of this letter and the enclosure are enclosed pursuant to Rule 14a-8(j) under the Exchange Act. By copies of this letter, Mr. Newby is being notified that GE does not intend to include his Proposal in its 2003 proxy materials.

We expect to file GE's definitive proxy materials with the Commission on or about March 7, 2003, the date on which GE currently expects to begin mailing the proxy materials to its share owners. In order to meet printing and distribution requirements, GE intends to start printing the proxy materials on or about February 24, 2003. GE's 2003 Annual Meeting is scheduled to be held on April 23, 2003.

If you have any questions, please feel free to call me at (203) 373-2442.

Very truly yours,

Eliza W. Fraser

Enclosures

cc: Special Counsel – Rule 14a-8 – No-Action Letters
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Earnest C. Newby
116 Pecan Way
Natchez, MS 39120

EXHIBIT A

General Electric Company
3135 Easton Turnpike
Fair field, CT 06431

December 3, 2002

Subject: Shareholder's Proposal

I believe GE's Senior Management and the Board of Directors could do a better job in conducting business concerning Top Management's retirement packages. I am particularly offended to the money being paid to Mr. Jack Welch for his retirement. Mr. Welch's retirement money is approx. $7,424,244.00 per year. I think this is too much and it should negotiated to more reasonable level. Therefore, I am making the following proposal:

Resolved: That the Shareholders of General Electric Company ('GE'or the'Company') urge the board of Directors to seek shareholder approval for all compensation for Senior Executives and Board members not to exceed more than 25 times the average wage of hourly working employees.

Submitted this third day of December 2002 to the Board of Directors.

Earnest C Newby

Earnest C Newby
116 Pecan Way
Natchez, MS 39120
601 445 8744
Email natcheznewby@aol.com

Betti Teel
Executive Assistant

General Electric Company
3135 Easton Turnpike, Fairfield, CT 06828
203-373-2244 Fax: 203-373-3079
Dial Comm: 8* 229-2244 Fax: 8*229-3079
e-mail: betti.teel@corporate.ge.com

December 30, 2002

Ms. Grace Lee
Special Counsel – Rule 14a-8
No Action Letters
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Omission of Share Owner Proposal By Earnest C. Newby

Dear Ms. Lee:

Thank you very much for your telephone call today informing us that Exhibit B was omitted from the above-referenced document.

We apologize for any inconvenience this may have caused you or your office. I enclose a copy of Exhibit B regarding the Earnest C. Newby submission.

Again, thank you for your call and if you have any questions, please contact Eliza Fraser, Associate Corporate Counsel at (203) 373-2442.

Sincerely,

Enclosure

Exhibit B

PAY DISPARITY

WHEREAS, the average chief executive officer's pay has increased from 42 times in 1982 to 411 times that of the average production worker in 2001 (*Business Week Online* 05/06/02).

Responding to that statistic, New York Fed President, William J. McDonough acknowledged that a market economy requires that some people will be rewarded more than others, but asked: "should there not be both economic and moral limitations on the gap created by the market-driven reward system?" He stated: "I can find nothing in economic theory that justifies this development." He called such a jump in executive compensation "terribly bad social policy and perhaps even bad morals." According to *The Wall Street Journal*, McDonough cited "the biblical admonition to 'love thy neighbor as thyself' as justification for voluntary CEO pay cuts" beginning with the strongest companies. He said: "CEOs and their boards should simply reach the conclusion that executive pay is excessive and adjust it to more reasonable and justifiable levels" (09/12/02).

Affirming McDonough's comments, the *Milwaukee Journal-Sentinel* editorialized that regulating executive compensation "is the business of corporate boards, or should be. Unfortunately, too many corporate directors on company compensation committees simply rubber-stamp decisions made by top managers. That should stop" (09/13/02).

In "CEOs: Why They're So Unloved," *Business Week* editorialized: "CEO pay is so huge that people don't believe executives deserve it. . . In 1980, CEO compensation was 42 times that of the average worker. In 2000, it was 531 times. This is a winner-take-all philosophy that is unacceptable in American society. . . The size of CEO compensation is simply out of hand" (04/22/02).

The Conference Board issued a report acknowledging that executive compensation has become excessive in many instances and bears no relationship to a company's long-term performance and that changes must be made (09/17/02). Commenting on this *The New York Times* called for "Atonement in the Boardroom" (09/21/02), while Warren Buffet said: "The ratcheting up of compensation has been obscene."

United For a Fair Economy has shown an inverse correlation between very high CEO pay and long-term stock performance (http://www.ufenet.org/press/2001/Bigger_They_Come.pdf)

RESOLVED: shareholders request the Board's Compensation Committee to prepare and make available by January 1, 2004 a report (omitting confidential information and prepared at reasonable cost) to requesting shareholders comparing the total compensation of the company's top executives and its lowest paid workers both in this country and abroad on January 1, 1982, 1992 and 2002. We request the report include: statistics related to any changes in the relative percentage size of the gap between the two groups; the rationale justifying any such percentage change; whether our top executives' compensation packages (including options, benefits, perks, loans and retirement agreements) are "excessive" and should be changed; as well as any recommendations to adjust the pay "to more reasonable and justifiable levels".

Supporting Statement

Our Company fits William J. McDonough's "strong company" category. Our pay scales should model justice and equity for all our workers. Supporting this resolution would be one step in this direction.

2003PayDisparityF.101502 496 Words, Excluding Title

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 5, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 14, 2002

The proposal urges the board of directors "to seek shareholder approval for all compensation for Senior Executives and Board members not to exceed more than 25 times the average wage of hourly working employees."

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which GE relies.

Sincerely,

Gail A. Pierce
Attorney-Advisor